EXHIBIT 99.8

Press Release

Total Has Successfully Issued Hybrid Bonds To Finance Its Development Strategy in Renewables

Paris, January 18 2021 – Total SE today successfully issued perpetual subordinated bonds in the amount of €3 billion:

•	€1.5 billion at 1.625% coupon for the tranche with a 7 year first call date

•	€1.5 billion at 2.125% coupon for the tranche with a 12 year first call date

The proceeds from the bonds will be used to finance its development strategy, mainly acquisitions, in renewables, in particular €1.7 billion for the acquisition of a 20% interest in Adani Green Energy Limited.

With a weighted average coupon of 1.875%, this issuance that was very well received by investors will allow the Group to finance its development in renewables at a reduced capital cost.

Jean-Pierre Sbraire, Chief Financial Officer at Total, said: “These hybrid bonds provide a cost of capital comparable to that of pure players in renewables and is therefore suited to finance acquisitions in this business. These bonds will finance in a very competitive way our development in renewables, which is at the heart of our strategy to transform Total into a broad energy company.”

***

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Total Contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE directly or indirectly owns investments are separate legal entities. TOTAL SE has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.